December 19, 2023

Mr. Daniel Morris

Legal Branch Chief

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Jet.AI Inc.
Amendment No. 2 to Registration
Statement on Form S-1
Filed November 30, 2023
File No. 333-274432

Dear Mr. Morris:

We acknowledge receipt of the comments in your letter dated December 15, 2023 regarding the Registration Statement of Jet.AI Inc. (the “Company”), which we have set out below, together with our responses. All terms not defined in this letter have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

General

1.	Please update your disclosure regarding the status of your compliance with Nasdaq’s continued listing criteria. In this regard, we note that on December 1, 2023, you received a Notification Letter from the Listing Qualifications Department of The Nasdaq Stock Market and were provided 45 calendar days from the date of the Notification Letter, or until January 15, 2024, to submit a plan to regain compliance with Nasdaq’s continued listing criteria. Also revise your risk factor disclosure to address the impact of a potential delisting on the Company and its shareholders, including without limitation, under the Share Purchase Agreement, Forward Purchase Agreement and FPA Funding Amount PIPE Subscription Agreement.

The Company has added disclosure regarding the Notification Letter as a recent event on page 14 in the Prospectus Summary and has added a risk factor on page 28 as requested by the Staff.

The Company has also revised the disclosure in the risk factor regarding the Forward Purchase Agreement. After discussion with Meteora and its counsel, the Company has determined that under the terms of the Forward Purchase Agreement, if the net settlement amount as adjusted is negative, the Company would not be required to make any payment to Meteora.

Thank you again for the opportunity to respond to your questions to the Registration Statement of Jet.AI Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli
Jeanne Campanelli
Partner
CrowdCheck Law LLP

cc:	Mike Winston
Interim Chief Executive Officer
Jet.AI Inc.